TRINIDAD

ENERGY SERVICES INCOME TRUST

07027314

082-34867

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 2 5 2007
WASH, D.C.
185

September 17, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Trinidad Energy Services Income Trust

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's News Release dated September 15, 2007. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Regards,

MBentley

Marilyn Bentley
Executive Assistant

PROCESSED
OCT 2 3 2007
THOMSON
FINANCIAL

TRINIDAD

ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: September 15, 2007

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CASH DISTRIBUTION FOR SEPTEMBER 2007

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") announces that its monthly cash distribution to unitholders will be 11.5 cents per trust unit per month ($1.38 per annum) with the distribution to be paid October 15, 2007 to unitholders of record on September 30, 2007.

The Trust has implemented a Distribution Reinvestment Plan for the benefit of its unitholders. Participation information can be found on our website at www.trinidaddrilling.com, or registered unitholders may contact the undersigned or Valiant Trust Company (the Plan Agent) at:
Phone: 403-233-2801; Fax: 403-233-2847; E-mail: inquiries@valianttrust.com.
Non-registered unitholders should contact their individual investment dealers.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the North American oil and gas industry. With the completion of the current rig construction programs, the Trust will have 110 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 20 service rigs that have been completely retrofitted or are new within the past five years and 20 pre-set and coring rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: mbentley@trinidaddrilling.com

END